Exhibit 99.1

Freeline Announces Expansion of Executive Leadership

Michael J. Parini joins from Vertex as President and Chief Operating Officer complementing recent General Counsel and Investor Relations appointments

Chief Financial Officer Brian M. Silver leaving Freeline to pursue a new opportunity

London, February 16, 2021 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”), a clinical-stage biotechnology company developing transformative adeno-associated virus (“AAV”) vector-mediated gene therapies for patients suffering from inherited systemic debilitating diseases, today announced the expansion of its executive leadership team with the appointment of Michael J. Parini to the newly-created role of President and Chief Operating Officer. This appointment complements the recent hires of Stephen P. Diamond, Jr. as Senior Vice President and General Counsel and David S. Arrington as Vice President of Investor Relations and Corporate Communications.

The Company also announced today that Brian M. Silver, Chief Financial Officer and Head of Corporate Development, has decided to leave Freeline to pursue a new opportunity. Silver will continue in his current role until April 30, 2021, to facilitate the smooth transition of his responsibilities. The Company has begun an external search for a Chief Financial Officer.

Michael Parini has been appointed to the role of President and Chief Operating Officer, effective March 15, 2021. Parini will be based in the US and will report to Chief Executive Officer Theresa Heggie, supporting her in executing the Company’s global strategy and overseeing critical business and operational functions. These functions include Program Management, Corporate Strategy, Business Development, Legal, Compliance, Investor Relations, Corporate Communications and Information Technology.

“Michael will play a critical role in continuing to develop our infrastructure, operational excellence and strategic focus to drive robust delivery of our mission to bring functional cures to patients,” said Heggie. “Together with other recent executive hires including Stephen and David, Michael will assist us in building the business capabilities for the next stages of growth including the development and commercialization of the Company’s proprietary pipeline.”

Parini brings more than 20 years of executive experience in the biopharmaceutical industry, including most recently at Vertex Pharmaceuticals, where he served as Executive Vice President and Chief Administrative, Legal and Business Development Officer and as a member of the company’s Executive Committee. He also played a major operational role in establishing new structures and functions while recruiting world-class talent as Vertex built out its global infrastructure. Parini helped secure access deals in major European markets and successfully co-led the acquisition of leading gene editing and cell therapy companies and technologies.

“It’s an exciting time to join Freeline as the Company progresses its mission to bring first-in-class or best-in-class gene therapies to transform the lives of patients,” said Parini. “Freeline’s promising pipeline, which includes full global rights to four disclosed programs, its fully-integrated gene therapy platform, and its experienced leadership team will be the foundation of the Company’s transition into a commercial organization.”

Silver stated, “I am proud to have been part of the leadership team that helped transition Freeline from a privately-held company to a publicly-listed biotech with the potential to grow into a global leader in systemic gene therapy. I am excited that senior leaders from some of the most important companies in our sector are joining Freeline to help us deliver on our vision.”

Heggie added, “I would like to thank Brian for his leadership, sound financial judgment and significant contributions to Freeline over the past two and a half years, including helping to raise more than $300 million through both private financings and the Nasdaq IPO last year, which have built a strong financial foundation for Freeline.”

About Michael J. Parini

Michael Parini joins Freeline from Vertex Pharmaceuticals where he started in 2016 after more than a decade at Pfizer Inc. serving in multiple leadership roles within the company's global legal team, including Senior Vice President and Associate General Counsel. He was responsible for the strategic management of Pfizer's global litigation activities, including civil, intellectual property, government and employment litigation. He also served as Chief Counsel for multiple key business units within Pfizer, advising Pfizer's leadership team on business issues related to investment decisions, patent disputes, global pricing strategies and commercial operations activities, among other responsibilities. Prior to joining Pfizer, Parini served as a healthcare attorney at Akin, Gump, Strauss, Hauer & Feld, L.L.P. in Washington, D.C., where he provided legal counsel on federal and state regulatory and policy issues. He is a member of the New York and District of Columbia bars. He received a Bachelor of Sciences degree in American government from Georgetown University and a law degree from Georgetown University Law Center.

About Recent Executive Hires

Stephen Diamond recently joined Freeline as Senior Vice President and General Counsel and will report to Michael Parini. Diamond was most recently at Pfizer Inc., where he spent more than 10 years in legal roles of increasing responsibility, most recently as Assistant General Counsel, Business Transactions, in which he led legal support for a number of gene therapy projects. A corporate attorney, Diamond has more than 20 years of experience across a range of industries including life sciences and financial institutions. He is a member of the New York bar, and holds a Bachelor of Arts degree in International Relations from New York University and a Juris Doctor from William & Mary Law School.

David Arrington recently joined Freeline as Vice President of Investor Relations and Corporate Communications and will report to Michael Parini. Prior to Freeline, Arrington was Vice President of Investor Relations and Corporate Affairs at Coherus BioSciences where he supported commercialization of the company’s first product. He has more than 20 years of experience in life sciences including leadership roles at small- to mid- cap biotechnology companies, Stanford Medicine and UC California San Francisco, and 10 years at Genentech and Bristol Myers Squibb. Arrington holds a Bachelor of Arts degree from Washington State University.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (“AAV”) vector-mediated systemic gene therapies. The Company is dedicated to improving patient lives through innovative, one-time treatments that provide functional cures for inherited systemic debilitating diseases. We use our proprietary, rationally-designed AAV vector, along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing protein into the patient’s bloodstream. Freeline’s integrated gene therapy platform includes in-house capabilities in research, clinical development, manufacturing and commercialization. The Company has clinical programs in Hemophilia B and Fabry disease, as well as preclinical programs in Gaucher disease and Hemophilia A. Freeline is headquartered in the UK and has operations in Germany and the US.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the Company’s manufacturing, research, pipeline, and clinical trial plans, as well as its management succession plans. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review; the Company’s ability to design and implement successful clinical trials for its product candidates; the potential for a pandemic, epidemic or outbreak of infectious diseases in the US, UK or EU, including the COVID-19 pandemic, to disrupt the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience which could result in delays in the development, regulatory approval or commercialization of its product candidates; the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates; as well as the ability of the Company to successfully recruit, hire and retain officers and other employees with required or desired skills, training and education. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission. You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Contacts

David S. Arrington

Vice President Investor Relations & Corporate Communications

Freeline Therapeutics

david.arrington@freeline.life

+1 (646) 668 6947

Julia Wilson

JW Communications

juliawilsonuk@gmail.com

+44 (0) 7818 430877